EXHIBIT 12.1

RATIO OF COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS TO EARNINGS

	Year Ended December 31,
	2005	2004	2003	2002		2001
Earnings:
Income (loss) before equity in loss of affiliated companies, income taxes, and cumulative effect of change in accounting principle	$(523.5)	$(1,286.1)	$(867.1)	$305.2		$(294.5)

Fixed charges	306.9	237.5	217.1	223.6		238.5

Total earnings	$(216.6)	$(1,048.6)	$(650.0)	$528.8		$(56.0)

Fixed Charges:
Interest expense including amortization of debt costs	$98.7	$38.1	$33.1	$49.5		$78.2
Interest element of rentals	208.2	199.4	184.0	174.1		160.3

Total fixed charges	$306.9	$237.5	$217.1	$223.6		$238.5

Ratio of combined fixed charges and preferred dividends to earnings (1)	—	—	—	2.4	x	—

(1)	In calculating the ratio of combined fixed charges and preferred dividends to earnings, earnings consist of income before income taxes plus fixed charges. Fixed charges consist of interest expense (which includes amortization of deferred financing costs and debt issuance costs) and one-third of rental expense, deemed representative of that portion of rental expense estimated to be attributable to interest. Interest expense included in fixed charges for the year ended December 31, 2004 includes interest attributable to our 9% senior subordinated notes due 2012 and the senior secured credit facility only with respect to the period beginning August 20, 2004. Preferred dividends is the amount of after-tax earnings that is required to pay dividends on our preferred stock. There were no preferred dividends included in after-tax earnings for the year ended December 31, 2005. Earnings were insufficient to cover fixed charges and preferred dividends by $523.5 million, $1,286.1 million, $867.1 million and $294.5 million for the years ended December 31, 2005, 2004, 2003 and 2001, respectively. Earnings for the years ended December 31, 2005, 2004 and 2003 included non-cash charges to impair goodwill and other long-lived assets in accordance with SFAS No. 142, Goodwill and Other Intangible Assets, and SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, totaling approximately $356.8 million, $1.50 billion and $1.30 billion, respectively.